April 12, 2019

Philippe Mauberna
Chief Financial Officer
Nanobiotix S.A.
60, rue de Wattignies
75012 Paris, France

       Re: Nanobiotix S.A.
           Amendment No. 1
           Draft Registration Statement on Form F-1
           Submitted March 28, 2019
           CIK No. 0001760854

Dear Mr. Mauberna:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

NBTXR3 Development Pipeline, page 3

1. We note your response to comment three. Please revise to clarify whether any regulatory application has been made in an Asian country for NBTXR3 for patients suffering from soft tissue sarcoma. Please revise the pipeline table to separately convey the status in the
       EU and in Asia.
2. We note that your table now includes nine clinical trials across a number of cancer types, in collaboratioon with MD Anderson. Please revise to provide more detail regarding the nine clinical trials to be launched, including which of the trials are to be launched in
       2019. To the extent such planning is still in the preliminary stages, please consider
 Philippe Mauberna
FirstName LastNamePhilippe Mauberna
Nanobiotix S.A.
Comapany NameNanobiotix S.A.
April 12, 2019
April 2 2019 Page 2
Page 12,
FirstName LastName
         removing the references from the table.
Our Strategy, page 4

3. We note your response to comment four and revised disclosure that you expect to utilize the preliminary results from the Phase I clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers as part of the EU conformity assessment procedure. Please disclose your expected timing for initiating the conformity assessment procedure.
4. We note your response to comment four and revised disclosure that you may also potentially pursue breakthrough treatment designation. Please include balancing disclosure that there is no guarantee you will obtain such a designation, as well as an explanation of the factors considered by the FDA in making such a designation.
Significant Collaborations And Research Agreements
PharmaEngine, page 88

5. We note your response to comment 14 and your revised disclosure that you will be entitled to royalties at a rate of "high single to up to low double digits." This disclosure is too broad. Please revise your disclosure to present a range of not more than 10 percentage points.

NBTXR3 Clinical Collaboration with MD Anderson, page 90

6. We note your revised disclosure that you have entered into a clinical collaboration with
         MD Anderson and that you could pay additional amounts upon achieved regulatory milestones. Please revise to disclose the amounts that could be payable. In addition, in regards to the non-exclusive licenses as part of this agreement, please disclose whether any royalties will be payable pursuant to the licenses, and if so, please provide the royalty rates or ranges of royalties.
Governing Law/Waiver of Jury Trial, page 160

7. We note your disclosure on page 160 that investors waive their right to trial by jury in any legal proceeding arising out of the deposit agreement or the ADRs against you and the depositary bank. Please clarify whether this waiver extends to federal securities law claims.
Note 3.2 Use of judgement, estimates and assumptions
Fair value of financial instruments, page F-12

8. With respect to your EIB loan, please tell us how you considered whether the additional interest in the form of royalties is an embedded derivative that should be separated from the host contract under IFRS 9.
 Philippe Mauberna
Nanobiotix S.A.
April 12, 2019
Page 3

       You may contact Isaac Esquivel at (202) 551-3395 or Kate Tillan at (202) 551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or Tom Kluck at (202) 551-3233 with any other questions.



                                                          Sincerely,
FirstName LastNamePhilippe Mauberna
                                                          Division of
Corporation Finance
Comapany NameNanobiotix S.A.
                                                          Office of Healthcare
& Insurance
April 12, 2019 Page 3
cc:       Boris Dolgonos
FirstName LastName